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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                         (PURSUANT TO SECTION 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)
                         _____________________________

                             BANCFIRST CORPORATION
                               (Name of Issuer)

                             BANCFIRST CORPORATION
                     (Name of Person(s) Filing Statement)

                         _____________________________

                         COMMON STOCK, $1.00 PAR VALUE
                        (Title of class of securities)

                                   05945F103
                     (CUSIP number of class of securities)

                         _____________________________


                               David E. Rainbolt
                     President and Chief Executive Officer
                             BancFirst Corporation
                         101 North Broadway, Suite 200
                         Oklahoma City, Oklahoma 73102
                                (405) 270-1086
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                  COPIES TO:
                           JEANETTE C. TIMMONS, ESQ.
              Day Edwards Federman Propester & Christensen, P.C.
                              2900 Oklahoma Tower
                                210 Park Avenue
                         Oklahoma City, Oklahoma 73102
                                (405) 239-2121

                         _____________________________

                                  MAY 3, 1999
    (Date tender offer first published, sent or given to security holders)

                           CALCULATION OF FILING FEE

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      Transaction Valuation                          Amount of Filing Fee
--------------------------------------------------------------------------------
           $38,000,000*                                     $7,600
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*    Calculated solely for purposes of determining the filing fee in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule O-11 thereunder. This amount assumes the purchase of 1,000,000 shares of Common Stock at $38.00, net in cash per share.

[ ] Check box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, on the form or schedule and the date of its filing.

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ITEM 1.  SECURITY AND ISSUER.

     (a) The Issuer of the securities to which this Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relates is BancFirst Corporation, an Oklahoma corporation (the "Company"), and the address of its principal executive office is 101 N. Broadway, Suite 200, Oklahoma City, Oklahoma 73102.

     (b) This Statement relates to a tender offer by the Company to purchase 1,000,000 shares (or such lesser number of shares as are validly tendered) of its common stock, $1.00 par value (the "Shares"), at prices, net to the seller in cash, not greater than $38.00 nor less than $34.00 per Share, specified by stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 3, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2), respectively. The information set forth in the "Introduction," "Section 1. Number of Shares; Proration," "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 9. Background and Purpose of the Offer" and "Section 15. Extension of the Offer; Termination; Amendments" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Introduction" and "Section 7. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

     (d)  This Statement is being filed by the Issuer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)--(b) The information set forth in "Section 11. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     The information set forth in the "Introduction" and "Section 9. Background and Purpose of the Offer" of the Offer to Purchase is incorporated herein by reference.

     (a)--(j) The information set forth in the "Introduction," "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 9. Background and Purpose of the Offer," "Section 11. Source and Amount of Funds" and "Section 12. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in the "Introduction" and "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the "Introduction" and "Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

     (a)--(b) The information set forth in "Section 10. Certain Information About the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     (a)  Not applicable.

     (b) The information set forth in "Section 13. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Section 12. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

     (d)  Not applicable.

     (e) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and incorporated in their entirety herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)--(1)  Offer to Purchase, dated May 15, 1998

     (a)--(2)  Letter of Transmittal

     (a)--(3)  Notice of Guaranteed Delivery

     (a)--(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

     (a)--(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

     (a)--(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

     (a)--(7)  News Release issued by the Company on May 3, 1999

     (a)--(8) Letter to the Company's Stockholders from David E. Rainbolt, President and Chief Executive Officer of the Company, dated May 3, 1999

     (b)--(1) Credit Agreement dated as of April 29, 1999, between BancFirst Corporation, as Borrower, and Harris Trust and Savings Bank, as Lender

     (c)       Not applicable

     (d)       Not applicable

     (e)       Not applicable

     (f)       Not applicable
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              BANCFIRST CORPORATION,
                              An Oklahoma corporation



Date: May 3, 1999             By:  /s/ David E. Rainbolt
                                   ---------------------------------------------
                                   David E. Rainbolt
                                   President and Chief Executive Officer
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                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                        DESCRIPTION
-------                                       -----------

(a)(1)         Offer to Purchase, dated May 15, 1998
(a)(2)         Letter of Transmittal
(a)(3)         Notice of Guaranteed Delivery
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(7)         News Release issued by the Company on May 3, 1999
(a)(8) Letter to the Company's Stockholders from David E. Rainbolt, President and Chief Executive Officer of the Company, dated May 3, 1999
(b)(1) Credit Agreement dated as of April 29, 1999, between BancFirst Corporation, as Borrower, and Harris Trust and Savings Bank, as Lender